Exhibit 12.1

MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011
and the year to date June 30, 2012

						Six
						Months
						Ended
	Year ended December 31,					June 30,
	2007	2008	2009	2010	2011	2012
	------------------------------Thousands of Dollars------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$137,594	$136,041	$136,913	$128,224	$138,108	$81,787
Interest expense, net of amounts capitalized	18,158	17,979	22,940	22,341	21,691	20,828
Interest component of rental expense (a)	30,386	31,139	30,279	30,089	24,389	1,915
AFUDC - Debt funds	12	229	117	2,903	8,182	12,653
Earnings as defined	$186,150	$185,388	$190,249	$183,557	$192,370	$117,183

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$12,440	$15,467	$20,620	$21,795	$29,171	$26,914
Interest on affiliated loans	4,095	730	47	33	14	0
Amort of debt disc, premium and expense, net	1,055	1,204	1,399	1,624	407	705
Other interest charges	580	807	992	1,792	2,165	5,686
Interest component of rental expense (a)	30,386	31,139	30,279	30,089	24,389	1,915
Fixed charges as defined	$48,556	$49,347	$53,337	$55,333	$56,146	$35,220

RATIO OF EARNINGS TO FIXED CHARGES	3.83	3.76	3.57	3.32	3.43	3.33

(a) Includes the interest component of rentals where determinable plus one-third of remaining rental expense.